Arrive AI Inc.

12175 Visionary Way

Fishers, Indiana 46038

November 8, 2024

Cara Wirth

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Arrive Technology Inc.
Draft Registration Statement on Form S-1
Submitted October 1, 2024
CIK No. 001818274

Dear Ms. Wirth:

By letter dated October 28, 2024, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Arrive AI Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Form S-1 filed on October 1, 2024. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses in bold.

Draft Registration Statement on Form S-1 submitted October 1, 2024

Prospectus Summary, page 2

1.	Please state that you do not currently have commercial operations, and did not have revenues in 2022, 2023 or thus far in 2024. Revise your statement on page 28 regarding not having revenues in 2022 or 2023 to address revenues in 2024, as well.

RESPONSE: The Company has revised its disclosure to reflect that the Company has not started conducting commercial operations and that it had no revenues for fiscal years 2022, 2023 and the current year, 2024.

Risk Factors, page 5

2.	We note your amended disclosure in response to prior comment 4, including that your revised disclosure did not appear to amend risk factor disclosure beyond the few points highlighted in the comment. Please review each of your risk factors, including the new risk factors added in most recent submission, to tailor the risks to your company’s current business and operations. Concisely explain how each risk affects you, your operations and results, your investors, and/or the securities being offered. The presentation of risks that could apply generically to any registrant or any offering is discouraged. Please refer to Item 105 of Regulation S-K.

RESPONSE: The Company has revised all of its risk factors to include further information and clarification wherever possible and appropriate.

We had negative cash flow for the fiscal year ended December 31, 2023 . . . , page 5

3.	We note your revised disclosure in response to prior comment 6. Please revise to quantify the amounts raised through equity sales and the crowdfunding campaign, as well as your cash burn rate and current cash on hand.

RESPONSE: The Company has revised its disclosure to quantify the amounts raised through equity sales and the crowdfunding campaign, as well as the Company’s cash burn rate and current cash on hand.

Risks Related to this Direct Listing and Ownership of Our Common Stock, page 24

4.	We note your revised disclosure in response to comment 7 and re-issue it in part. Please revise this section to acknowledge the uncertainty associated with the fact that few companies have undertaken direct listings to date. Also discuss the risks associated with Regulation M as it relates to a direct listing.

RESPONSE: The Company has revised its disclosure to reflect the risk associated with the direct listing and Regulation M.

Capitalization, page 27

5.	The amount presented in the table as “Total capitalization” appears to be “Total Liabilities and Stockholders’ Deficit.” Please revise as appropriate.

RESPONSE: The Company has revised the total capitalization in the capitalization table.

Use of Proceeds, page 27

6.	We note your Form C and amendments thereto and statements in your investor presentation regarding capital raises via crowdfunding. If any material amounts of funds outside of this direct listing are necessary to accomplish the specified purposes for which the proceeds are to be obtained, state the amounts of such other funds needed for each specified purpose and the sources thereof. Please refer to Instruction 3 to Item 504 of Regulation S-K.

RESPONSE: The Company described use of proceeds for $4,999,998.25 in their latest form C filing (as described below). Please note, this was the maximum offering size. The disclosed target offering size was a far smaller $9,998.80. I’ve included the breakdown of the described use of proceeds from the form C below.

In the Regulation CF round, the Company has raised $2,834,023.56, which is $2,165,974.69 less than the maximum use of proceeds described in the Form C. The balance of the $2,165,974.69 left unraised would be used for research & development and working capital. The company continues to raise capital via Regulation CF and Regulation D for these stated purposes. Additionally, as stated, the Company is in “development stage” and will continue to require capital for both research & development and working capital purposes.

	% of Capital if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Capital if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
PicMii Platform Fees	3.5%	$349.96	3.5%	$174,999.94
Marketing	13%	$1,299.84	13%	$649,999.77
Research and Development	53.5%	$534.94	53.5%	$2,674,999.06
Company Employment	20.0%	$1,999.76	20.0%	$999,999.65
Operations	3.0%	$299.96	3.0%	$149,999.95
Working Capital	7.0%	$699.92	7.0%	$349,999.88

Total	100%	$9,998.80	100%	$4,999,998.25

We reserve the right to change the above use of proceeds if management believes it is in the best interest of the Company.

Planned Progression, page 28

7.	We note your amended disclosure in response to prior comment 17. Please revise to clarify the nature of the current pilots being conducted and the nature of the statements of work that you have entered into with each company. Additionally, please disclose whether any of the companies with which you have a statement of work are in the areas of your initial focus.

RESPONSE: The Company has revised its disclosure to clarify the areas of focus and the intended statements of work to be executed in order to start conducting commercial operations and provide the services to potential clients.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 29

8.	Please revise to also include a discussion and analysis of the results of operations for the year ended December 31, 2023, compared to the year ended December 31, 2022.

RESPONSE: The Company has revised its disclosure to include a discussion and analysis of the results of operations for the year ended December 31, 2023, compared to the year ended December 31, 2022.

Business, page 31

9.	We note your amended disclosure in response to prior comment 12, however the current status of your operations remains unclear. Please revise this section to make it clear that you are a development stage company with no operations or revenues as of the date of the financial statements, if true. Please clearly highlight the status of your operations and differentiate which operations or plans are currently underway and which are aspirational; in this regard, state, if true, that the pilots and trials in which you are engaged do not represent revenue-generating operations. If you have a timeline to roll-out any services, please revise to state as much; in this regard, it appears that you describe the past and anticipated future development of your patented products but not your services, the latter of which seems to be the sole source of any future revenue. Additionally, where you name certain businesses, please make it clear whether you have contracts with such businesses, and if not, please revise to make it clear that such partnerships are aspirational or have been provided as an example only. Highlight that there is no guarantee that you meet your business and partnership goals. Additionally, with respect to your active Statements of Work, please clarify the material terms in each statement and if applicable, file such agreements as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE: The Company has revised its disclosure to clarify the state of the company’s commercial prospect operations wherever possible and appropriate through the registration statement.

10.	We note your amended disclosure in response to prior comment 15 and the Asset Purchase Agreement that you filed as Exhibit 10.14. The Asset Purchase Agreement acknowledges a stand alone consulting contract with Brandon Pargoe. Please advise with respect to the consulting agreement. We note that Brandon Pargoe is your Vice President of Product Operations.

RESPONSE: The Company has revised its disclosure to include the nature and terms of the employment agreement with Mr. Pargoe.

11.	Revise the following and similar statements to make it clear that they do not reflect your current level of operations or certainty of outcome

●	“Arrive’s automated delivery marketplace (“ADM”) platform schedules arrival and departure times . . . optimizes utilization of mailbox space, delivers important real-time location and transaction data and smart notifications . . . .”

●	“This allows Arrive’s partners to operate in environments with other providers, and to make real-time value-based trade-offs like placing a premium on the ability to deliver food during a major sports event or at dinner time . . . .”

●	“As Arrive operations scale, they will produce large amounts of unique data that will become the foundation for monetization using ML and AI.”

●	“Since we generate unique transactional, performance, logistical, and locational data not available from any other source . . . .”

●	“Arrive’s ALM Mailboxes, are offered as a Mailbox-as-a-Service subscription . . . .”

●	“Since Arrive is bringing a complex mix of hardware, software, and machine learning to market within Arrive’s smart MaaS Platform . . . .”

●	“Arrive will also be working closely with drone and robotic technology providers and operators . . . .”

●	“Arrive’s initial emerging market will consist of . . . .”

●	“Leading the market in IP and pioneering development of the first ALM mailboxes for automated delivery and pickup with advanced capabilities to reduce the friction of exchanges between people, robots, and drones.”

We note your statement that “Pilot programs have begun in 2022, including Amazon, Google/Wing, Walmart and others.” Please revise to clarify, if true, that you are not part of these pilot programs.

RESPONSE: The Company has made the revisions to address all clarifications above requested.

12.

We note your statement that as your business scales, you plan to generate revenue from data monetization insights generated by machine learning and artificial intelligence. As it relates to use in your business operations, please clarify whether you are using the terms “machine learning” and “artificial intelligence” interchangeably. To the extent that they have different definitions, please revise to provide each definition. Additionally, if known, please disclose whether you plan to develop your own software or purchase software or a product from third parties. If you plan to develop your own software, please disclose the current stage of product development. Please clarify what level of scale your operations need to reach and the anticipated timeline in order to employ such machine learning and artificial intelligence models. In this light, we note your statement on page 28, that “it takes time to collect large enough data sets to build state of the art AI models.” Finally, please clarify how such machine learning and artificial intelligence will be used to generate additional revenue, as the examples on page 32 seem to highlight operational efficiencies that you may achieve with such technology. Please also update your risk factor disclosure in the section titled “Artificial intelligence (‘AI’) related risks” to address the material risks to your business, operations, and financial condition in connection with your specific intended use and development of products using machine learning and artificial intelligence technology, as appropriate.

RESPONSE: The Company has provided clarification on its disclosure to address the Staff’s comment.

13.	We note that you may plan to use machine learning and artificial intelligence by employing algorithms as they relate to delivery, pickup, users, environment, and autonomous logistics. In each example, please provide a more detailed discussion of the specific data points or types of data that would be collected/used in each category and revise to include appropriate risk factor disclosure that addresses the material risks associated with collecting, storing, and using such data in an algorithm.

RESPONSE: The Company has included risks factors that address the material risks associated with collecting, storing, and using such data in an algorithm.

Industry Overview and Opportunity, page 36

14.	We note your amended disclosure in response to prior comment 19. Please revise to provide sources for the following claims:

●	“The first 1% of US addresses (1.6 million) is estimated to be worth approximately $3.5 billion in recurring revenue across our three planned revenue streams of: MaaS recurring revenue subscriptions, data monetization via ML/AI generated growth insights, and operational platform fees as described earlier.”

●	“The company has identified additional revenue streams, such as the mailbox financing exchange, monetization of data insights through artificial intelligence and machine learning, and the automated delivery marketplace which comprises the remaining $2.4B annual revenue.”

RESPONSE: The Company has included a footnote to disclose that such figures are based on internal projections and may not reflect the potential revenue expected upon commencement of its business operations.

US Market Overview, page 36

15.

We note your statement that “[t]he first 1% of US addresses (1.6 million) is estimated to be worth $3.5 billion in recurring revenue across our three planned revenue streams of: MaaS recurring revenue subscriptions, data monetization via ML/AI generated growth insights, and operational platform fees as described earlier.” Please revise to describe the assumptions used to arrive at a 1% market share and clarify who is estimating the $3.5 billion valuation, for example management, a financial advisor, or other third party. Please also revise to acknowledge that your business model is currently untested in the market.

RESPONSE: The Company has revised its disclosure to address the Staff’s comment.

Early Market Activity, page 37

16.	Where you say that you are in discussions with hospital networks and assisted living communities, as well as where you say that technology development partnerships are in progress, please state that no agreements have resulted or may ever result, if true.

RESPONSE: The Company has clarified on the disclosure where appropriate that no agreements have been executed yet and that technology development partnerships are in progress at this moment.

Market Growth or US Market Overview, page 37

17.	We note your statement that “[y]ou could save $1B every 11 days for autonomous vs traditional deliveries.” Please identify who would realize savings and clarify what this statement means in the context of your business. Also provide the basis for such statement.

RESPONSE: The company has removed the above statement.

Regulatory Background, page 37

18.	We note your amended disclosure in response to prior comment 22 and we reissue our comment. Your revised disclosure does not address the specific impacts of the regulatory measures. Please elaborate, in detail, how these regulations will affect operations. Please also include any relevant regulatory implications for the areas that you expect to expand into, such as medical operations and the transport/delivery of prescriptions, biologics, etc. These revisions should include the actual regulations that you will be subject to.

RESPONSE: The company has revised its disclosure to address the specific impacts of the regulatory measures.

Patents, page 39

19.	Please revise to provide the expiration date or expected expiration date for each granted and pending patent. Additionally, we note that you have provided the anticipated expiration dates for granted patents, please explain why a firm expiration date is not available.

RESPONSE: The Company has revised its disclosure on page 39.

Recent Developments and Current Licenses Held, page 40

20.	We note your response to prior comment 23, including that you intend to file a number of partnership agreements as exhibits. We may have further comments once we review such partnership agreements.

RESPONSE: We will provide such agreements once they are executed by all parties.

Legal Proceedings, page 41

21.	We note your amended disclosure in response to prior comment 24. With respect to Byfield Management, Inc. and Ohrn II, Richard B v. Dronedek Corporation, please revise to include the name of the “neutral court” in which the proceedings are currently pending and disclose the value of the unpaid salary and stock awards.

RESPONSE: The Company has revised its disclosure to reflect that The case was moved to a neutral state court (i.e. out of both the Plaintiffs’ and Defendants’ counties).

Management, page 43

22.	We note your amended disclosure in response to prior comment 25 and we reissue in part. Please confirm that you have described the business experience of each executive officer during the past five years (emphasis added). Refer to Item 401(e) of Regulation S-K.

RESPONSE: The Company has revised all the biographies in its registration statement.

Executive Compensation, page 48

23.	We note your amended disclosure in response to prior comment 26 and we reissue it in part. Please provide narrative disclosure about your compensation program that complies with Item 402(l) of Regulation S-K. Additionally, please revise to summarize the material terms of the employment agreements with Mark Hamm and Todd Pepmeier. Please also provide director compensation information for the fiscal year ended 2023.

RESPONSE: The Company has revised the disclosure to provide the terms of the employment agreements with Mark Hamm and Todd Pepmeier as well as the information related to director compensation for fiscal year ended 2023.

Certain Relationships and Related Person Transactions, page 53

24.	We note your statement that “[t]he agreement also includes a provision where the Arrive must commence development and marketing of the products within 36 months of the execution of the agreement, for the agreement to remain in force, otherwise, the agreement has a term of seven years, a period which may be extended upon mutual consent and in the best interest for both parties.” Please revise your disclosure to state whether Arrive commenced development and marketing of the products within such time frame. Additionally, please revise your description of this agreement to include all of the material terms of the agreement, including a description of the intellectual property being licensed and any applicable termination provisions. We note that in the financial statements you state that “[a]lthough the contract expired in 2023, no new agreement has been executed as of the date of this report. The Company has constructively extended the contract by continuing to pay licensing fees in accordance with the agreement dated May 26, 2020.” Please revise to state the provision of the agreement that allows you to extend the contract by continuing to pay licensing fees and the current effective term of the agreement or termination date. Finally, please clarify what will happen after the seventh year under the agreement, including what would happen to the company in the event that the agreement is terminated. Please also clarify what will happen to the company if Mr. O’Toole attempts to terminate for any reason. Please update your risk factors to describe the related risks to the company and investors.

RESPONSE: The Company has revised its disclosure to state that Arrive has not commenced development and marketing of the products within the time frame; additionally the Company has provided further detail in connection with the description of the license agreement to include all of the material terms, including a description of the intellectual property being licensed and any applicable termination provisions as well as the approximate amount of the transaction.

25.	Please revise to provide the approximate dollar value of the amount involved in the transaction. Refer to Item 404(a) and (d) of Regulation S-K

RESPONSE: The Company has revised the disclosure to reflect the approximate amount of this transaction in connection with the license agreement.

Report of Independent Registered Public Accounting Firm, page F-3

26.	Given the revisions to note 16 “Subsequent Events” of the audited annual financial statements, please discuss with the accounting firm the need to revise the date of their report pursuant to AS 3110.05.

RESPONSE: The date of the auditor’s report is correct. The Company has revised note 16 “Subsequent Events” of the audited annual financial statements to remove the sentences that were not reviewed by the auditors.

Signatures, page II-6

27.	Please ensure that the filing is signed by your principal accounting officer or controller.

RESPONSE: The filing will be signed by both CEO and CFO.

General

28.	We note your response to prior comment 33 and we reissue it in part. Please tell us whether and how you meet each of the quantitative requirements of the Nasdaq Global Market’s Market Value Standard for Direct Listings. If you do not meet such quantitative requirements, please explain how you expect to do so. Tell us whether you have had contact with a Nasdaq representative regarding this issue, and provide us with the contact information of such representative. Also, please revise to include a risk factor that discusses the risks associated with your ability to meet such quantitative requirements and any related risks to your shareholders.

RESPONSE: In response to the quantitative requirements of the Nasdaq Global Market’s Market Value Standard as outlined in Nasdaq Listing Rules 5405(a) and 5405(b)(3), we confirm that the Company meets each criterion as follows:

1. Valuation-Based Market Value of Listed Securities. The Company has received an independent third-party valuation report from Newbridge Securities Corporation, dated October 3, 2024, indicating the Company has a market value of listed securities of $361.8 million, which exceeds the required $187.5 million threshold for Nasdaq’s compelling evidence-based market value of listed securities requirement.

2. Unrestricted Publicly Held Shares. As of September 25th, the Company has a total of 116,169,721 unrestricted publicly held shares, meeting the minimum requirement of 1.1 million shares.

3. Valuation-Based Market Value of Unrestricted Publicly Held Shares. The valuation-based market value of unrestricted publicly held shares is $361.8 million, which exceeds the required minimum of $50 million based on compelling evidence.

4. Minimum Bid Price. The Company’s minimum bid price is estimated to be $13 per share, satisfying the requirement of a minimum bid price of $8. The Company intends to do a 1-for-4 reverse stock split to achieve that bid price.

5. Unrestricted Round Lot Holders. The Company has 4,626 unrestricted round lot holders, meeting the minimum requirement of 400 holders.

6. Market Makers. The Company is supported by 4 market makers, which meets the requirement of at least 4 market makers.

These metrics confirm that the Company meets all necessary quantitative requirements for the Nasdaq Market Value Standard.

The Company is in contact with Stephen Ezequiel from Nasdaq Listing Qualifications department.

The Company has revised its disclosure to include a risk factor that discusses the risks associated with its ability to meet such quantitative requirements and any related risks to the Company’s shareholders.

29.	We note your investor presentation in response to prior comment 34. Please explain the apparent discrepancies between the patent overview on slide 18 with the patent disclosure provided on page 39 in the prospectus.

RESPONSE: The Company has corrected the discrepancy.

30.	Please disclose the date on which the Merger Agreement with Bruush Oral Care Inc. was terminated.

RESPONSE: The transaction was terminated by Arrive on July 11, 2024, as the conditions for closing were not met by the public entity. The Company is free of any liens or commitments in connection with any of the parties involved in the merger transaction with Bruush Oral Care Inc.

31.	We note that you provide a discussion of the material U.S. federal income tax consequences to non-U.S holders of your securities. Please tell us what consideration you have given to providing a discussion of the material U.S. federal income tax consequences to U.S. holders.

RESPONSE: The Company has revised the entire section in connection with U.S. material federal income tax consequences and has provided a discussion of the material U.S. federal income tax consequences to U.S. holders.

32.	Please revise to identify the Registered Stockholders and provide the disclosure required by Item 403 and Item 507 of Regulation S-K. On page 24, revise your statement that “any of our stockholders, with the exception of Maxim Partners LLC and our directors and officers who own our common stock, may sell any or all of their common stock at any time (subject to any restrictions under applicable law), including immediately upon listing” so that it applies only to the Registered Stockholders, or advise.

RESPONSE: The Company has revised the statement to clarify that only the registered stockholders with the exception of Maxim Partners LLC and our directors and officers who own our common stock, may sell any or all of their common stock at any time (subject to any restrictions under applicable law), including immediately upon listing.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Daniel S. O’Toole

Daniel S. O’Toole

Chief Executive Officer

Arrive AI Inc.